SECURITIES AND EXCHANGE COMMISSION

06008050

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42701

RECEIVED MAR 0 6 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bley Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen St. #519

(No. and Street)

Fort Worth, TX 76109

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Bley (817) 732-2442

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walton Group, LLC

(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd Suite 300 Fort Worth, TX 76109

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 1 9 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Laura Bley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bley Investment Group, Inc., as of December 31, 2005, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Agustina Lopez
My Commission Expires
April 19, 2008

Signature

President

Title

Agustina Lopez 2/24/06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2005
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bley Investment Group, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Bley Investment Group, Inc. (the Company) as of December 31, 2005, and the related statements of income (loss) and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, reconciliation of Company's computation of allowable net capital, exemptive provisions under rule 15c3-3, and statement of changes in liabilities subordinated to claims of general creditors are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

THE WALTON GROUP, LLC
February 15, 2006

Bley Investment Group, Inc.
Statement of Financial Condition for Noncarrying, Nonclearing and
Certain other Brokers or Dealers
December 31, 2005

Assets

Current assets:	
Cash	$ 77,626
Clearing account	50,783
Accounts receivable from broker dealers	36,934
Other receivables (Note 9)	6,278
Investments (Note 2)	95,384
Other assets	16,315
Total current assets	283,320
Property, plant and equipment-net of accumulated depreciation (Note 3)	13,292
Total assets	$ 296,612

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable	$ 1,000
Accrued expenses	2,705
Federal income taxes payable (Note 4)	9,161
Deferred tax liability current (Note 4)	9,187
Total current liabilities	22,053
Deferred tax liability (Note 4)	815
Commitments and contingencies (Note 7)	-
Total liabilities	22,868
Stockholder's equity:	
Common stock $.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Accumulated other comprehensive income:	
Unrealized gain on marketable securities, net of tax (Note 2)	23,442
Retained earnings	114,671
Total stockholder's equity	273,744
Total liabilities and stockholder's equity	$ 296,612

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Income (Loss) and Other Comprehensive Income
For the Year Ended December 31, 2005

Revenue	
Commissions	$ 1,282,672
Advisory fee income	7,510
Interest income	12,143
Total revenue	1,302,325
Expenses	
Salaries and other employment costs for voting stockholder officers (Note 8)	170,589
Other employee compensation and benefits (Note 8)	731,384
Clearing fees	114,071
Interest expense	801
Regulatory fees and expenses	13,164
Other expenses (Notes 3 and 7)	216,329
Total expenses	1,246,338
Net income before Federal income taxes and other comprehensive income	55,987
Provision for Federal income taxes (Note 4)	4,326
Net income before other comprehensive income	51,661
Other comprehensive income, net of tax:	
Unrealized gain on marketable securities (Note 2)	28,678
Total comprehensive income	$ 80,339

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock		Additional	Accumulated Other	Retained	
	Shares	Amount	Paid-in Capital	Comprehensive Income (Loss)	Earning	Total
January 1, 2005	1,000,000	$ 1,000	$ 134,631	$ (5,236)	$ 63,010	$ 193,405
Net income before other comprehensive income	-	-	-	-	51,661	51,661
Comprehensive income: Unrealized gain on marketable securities, net of tax	-	-	-	28,678	-	28,678
December 31, 2005	1,000,000	$ 1,000	$ 134,631	$ 23,442	$ 114,671	$ 273,744

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash generated from operations	$ 1,298,350
Cash expended on operations and employees	1,253,706
Cash provided by operating activities	44,644
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(4,514)
Purchase of investments	(48,951)
Sale of investments	33,779
Cash used by investing activities	(19,686)
Increase in cash	24,958
Cash, January 1, 2005	52,668
Cash, December 31, 2005	$ 77,626
Reconciliation of net income before other comprehensive income to cash provided by operating activities:	
Net income before other comprehensive income	$ 51,661
Adjustments:	
Depreciation	4,482
Sale of investments (Note 2)	(20,779)
Balance sheet accounts:	
Decrease in receivables	16,021
Increase in other assets	(5,934)
Decrease in accrued expenses	(4,732)
Increase in deferred tax liability	7,209
Decrease in Federal income taxes payable	(3,284)
Cash provided by operating activities	$ 44,644

The accompanying notes form an integral part of these financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated to conduct business as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made. Security transactions (and related commission revenue and expense) are recorded on a trade-date basis.

The Company conducts its business primarily with customers throughout the United States.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires the maintenance of a certain ratio of aggregate indebtedness to net capital, both as defined.

(c) Income Taxes

The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences in the carrying value of assets and liabilities for financial reporting and Federal income tax reporting.

If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

(d) Accounts Receivable

Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

(e) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(Continued)

(1) Organization and Summary of Significant Accounting Policies (Continued)

(f) Common Stock

The Company is authorized to issue 1,000,000 common shares of $.001 par value stock of which 1,000,000 shares are issued and outstanding.

(g) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) Investments in Securities

The Company's investments in securities are classified as available-for-sale securities. The unrealized gains and losses, net of related deferred income taxes, are reported as a separate component of stockholder's equity.

(i) Concentrations of Credit Risk

Concentrations of credit risk consists of cash, accounts receivable and investments. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relate to commissions earned primarily from the sale of investment products and mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's risk in investments is limited to the cost of the investment.

(2) Investments in Securities and Warrants

Investments in securities and warrants at December 31, 2005 consisted of the following:

	Cost	Carrying Value
U.S. Treasury Bills	$ 48,951	$ 49,153
The NASDAQ Stock Market, Inc. – 300 warrants	3,300	3,300
The NASDAQ Stock Market, Inc. – 1,200 shares	15,600	42,216
Miscellaneous securities	1,842	715
	$ 69,693	$ 95,384

(Continued)

(2) Investments in Securities and Warrants (Continued)

During a prior year, the Company invested $3,300 in stock warrants of NASDAQ Stock Market, Inc. The investment is recorded at cost in the accompanying financial statements.

Other marketable securities are classified as available-for-sale, and are carried at market value. Unrealized appreciation (devaluation) relating to the investments as of December 31, 2005 is shown as a separate component of stockholder's equity in the accompanying financial statements, net of the effect of deferred income taxes.

The change in unrealized appreciation (devaluation) for the year ended December 31, 2005 is as follows:

Unrealized devaluation at January 1, 2005	$ (6,160)
Unrealized appreciation during 2005	31,851
Unrealized appreciation at December 31, 2005	$ 25,691

The $25,691 in unrealized appreciation at December 31, 2005 is recorded in the accompanying financial statements in the following captions:

Deferred income tax liability	$ 2,249
Stockholder's equity:	
Accumulated other comprehensive income	23,442
	$ 25,691

Securities sold during the year ended December 31, 2005 were adjusted to market value at the date of sale; accordingly, the related realized gains were recorded as a component of unrealized appreciation for the year ended December 31, 2005.

(3) Property, Plant and Equipment

Property, plant and equipment is composed of the following:

Furniture and fixtures	$ 12,091
Office equipment	23,175
	35,266
Less: accumulated depreciation	(21,974)
	$ 13,292

Depreciation is provided on the straight-line method over the estimated useful lives of the related assets - generally 7 years for furniture and equipment, and 5 years for office equipment. Depreciation recorded in the accompanying financial statements is $4,482 for the year ended December 31, 2005, and was included in other expenses. Major improvements significantly extending the useful lives of the assets are capitalized, while expenditures which do not improve or extend the useful lives of the respective assets are expensed currently.

(Continued)

(4) Income Taxes

The provision for Federal income taxes in the accompanying financial statements is as follows:

Current expense	$ 9,161
True up of prior year accrual	(10,156)
Deferred expense	5,321
Net tax expense	$ 4,326

The Company's deferred tax liability is primarily the result of appreciated marketable securities, accounts receivable and temporary differences in the book and tax basis of property, plant and equipment. The deferred tax accounts as of December 31, 2005 are as follows:

Current liability:	
Unrealized gain on marketable securities (see Note 2)	$ 2,249
Accounts receivable	5,540
Other	1,398
	$ 9,187
Long term liability – property, plant and equipment	$ 815

(5) Possession or Control Requirements

The Company, by policy, does not maintain possession or control of customer funds or securities.

(6) Subordinated Liabilities

There were no liabilities which were subordinated to claims of general creditors at December 31, 2005.

(7) Commitments and Contingencies

The Company leases office space under a long-term non-cancellable operating lease. Future minimum lease payments subsequent to December 31, 2005 are:

2006	$ 27,832
2007	11,597
	$ 39,429

Rent expense incurred under operating leases totaled approximately $27,832 for the year ended December 31, 2005, and was included as a component of other expenses in the accompanying financial statements.

(Continued)

(8) Retirement Plan

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (the Plan). The Plan covers all employees who are reasonably expected to receive compensation amounts as required by the Internal Revenue Code, in a calendar year. The Company will contribute a matching contribution up to 3% of the employee's compensation for the year, not to exceed the employee's contribution to the Plan. For the year ended December 31, 2005, the Company contributed approximately $5,405 to the Plan.

(9) Related Party Transactions

During the year ended December 31, 2005, the Company received $20,000 from its sole stockholder, Fourmost Marketing, Inc., related to a receivable due from that entity. The remaining balance of $6,278 was recorded in other receivables at December 31, 2005, in the accompanying financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2005

Bley Investment Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2005

Computation of Net Capital

Total stockholders' equity	$ 273,744
Non-allowable assets:	
Investment in NASD warrants	3,300
Property, furniture and equipment, net	13,292
Certain receivables	11,678
Other assets	16,315
	44,585
Haircuts	9,678
Total deductions from net capital	54,263
Net allowable capital	$ 219,481

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 247
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 169,481

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 3,705
Percentage of aggregate indebtedness to net allowable capital	2%

Reconciliation of Company's Computation of Allowable Net Capital

Net allowable capital – As reported in Company's unaudited FOCUS report	$ 220,466
Net Company and audit adjustments	(985)
Adjusted net allowable capital, per audited financial statements	$ 219,481

(Continued)

Bley Investment Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2005

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The names of the clearing firms are Pershing and CAPIS.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims January 1, 2005	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2005	$ -

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2005

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Bley Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bley Investment Group, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Walton Group, LLC

THE WALTON GROUP, LLC
February 15, 2006